1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

Sean Graber
Associate
215.963.5598

December 19, 2007

FILED AS EDGAR CORRESPONDENCE

Linda Stirling

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Stirling:

Set forth below are your comments, and our responses to those comments, on the SEI Institutional Investments Trust (the “Trust”) Post-Effective Amendment Nos. 33 and 34 filed under the Securities Act of 1933 and the Investment Company Act of 1940, as amended, respectively, for the purpose of introducing a new series, the Screened World Equity Ex-US Fund (the “Fund”), to the Trust. Both the comments and responses are based on the Prospectus and Statement of Additional Information, which were filed with the Securities and Exchange Commission (“SEC”) on September 10, 2007.

PROSPECTUS:

1.                             Comment: The investment strategy section of the Fund’s prospectus states that the Fund will invest in equity securities of foreign companies, including those located in emerging market countries. If applicable, please disclose the risk of investing in illiquid securities.

Response: The investment adviser of the Fund has confirmed that investing in illiquid securities is not a principal investment strategy of the Fund.

2.                             Comment: The risk section of the Fund’s prospectus states that the Fund’s active investments in currencies may subject the Fund to additional risks. Please identify these additional risks.

Response:  We have complied with this request by revising the disclosure to read as follows:

The Fund may take active positions in currencies, which involves different techniques and risk analyses than the Fund’s purchase of equity securities. Further, the value of the Fund’s investments may fluctuate in response to broader macroeconomic risks than if the Fund invested only in equity securities. The forecasting of currency market movements is extremely difficult. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad. These can result in losses to the Fund if it is unable to deliver or receive currency or funds in settlement of obligations and could also cause hedges it has entered into to be rendered useless, resulting in full currency exposure as well as incurring transaction costs.

STATEMENT OF ADDITIONAL INFORMATION:

3.                             Comment: Item 12(a) of Form N-1A states that, unless the principal business is implicit in the company’s name, the principal business of any company listed as the principal occupation of any director or officer of the Fund must be disclosed. Accordingly, please revise the disclosure regarding Rosemarie B. Greco to include the principal business of Grecoventures Ltd.

Response: We have complied with this request.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Sean Graber

Sean Graber, Esq.